SUN RIVER ENERGY, INC.
                           10200 W. 44th, Suite 210-E
                              WheatRidge, CO 80033

                                 (303) 940-2090

                                May 14, 2007



SEC
Attn: Raquel Howard
Mail Stop 3561
450 5th St., N.W.
Washington, D.C. 20549-0405


Re:      Sun River Energy, Inc. - File No. 000-27485

     In response to your comment letter dated April 4, 2007, Sun River Energy, Inc. acknowledges to the SEC that:


          1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

          2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope this satisfies your requirement.

     If you have any questions, please let me know.


                                                  Sincerely,


                                                  /s/ Wesley F. Whiting
                                                  ---------------------
                                                  Wesley F. Whiting